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                         March 27, 2023

       P. Scott Stubbs
       Executive Vice President and Chief Financial Officer
       Extra Space Storage Inc.
       2795 East Cottonwood Parkway, Suite 300
       Salt Lake City, Utah 84121

                                                        Re: Extra Space Storage
Inc.
                                                            Form 10-K for the
fiscal year ending December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-32269

       Dear P. Scott Stubbs:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 P. Scott Stubbs
FirstName
Extra SpaceLastNameP.
             Storage Inc.Scott Stubbs
Comapany
March       NameExtra Space Storage Inc.
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
Form 10-K for the fiscal year ending December 31, 2022

Notes to Consolidated Financial Statements
7. Investments in Debt Securities and Notes Receivable, page 52

1. We note your growth in your investments in debt securities and notes receivable in recent years. Please tell us how your related disclosures comply with ASC 326-20-50, or tell us why such disclosures are not applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-
3295 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction